UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 30, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Dispositions

W14 Controlled Subsidiary – Los Angeles, CA

On September 20, 2018, we directly acquired ownership of a “wholly-owned subsidiary”, CNP 65, LLC (the “ W14 Controlled Subsidiary”), for an initial purchase price of approximately $1,071,000, which was the initial stated value of our equity interest in the W14 Controlled Subsidiary (the “W14 Investment”). The W14 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing four residential units and three commercial units totaling 3,980 square feet of net rentable area on a +/- 5,056 square foot lot (the “W14 Property”). Details of this acquisition can be found here.

We increased the balance of the W14 Investment over time to approximately $1,165,000 to complete minor renovations and other required capital items to maintain the asset. The original business plan was to renovate units over time as tenants vacated, which would allow for the backfilling of these units with tenants who would lease the newly renovated units at market rents.  The intention was for this to result in an overall increase in value of the asset over time.  However, during the hold period, only one tenant vacated the premises.  Toward the end of 2021, market conditions became favorable for sale.  Given that less tenants were vacating units than originally underwritten, the decision was made to take advantage of market conditions and sell the asset.  On December 30, 2021, the W14 Controlled Subsidiary sold the W14 Property for a sales price of approximately $1,200,000, resulting in an internal rate return on the W14 Investment of approximately 3.0%.

W42 Controlled Subsidiary – Los Angeles, CA

On October 5, 2018, we directly acquired ownership of a “wholly-owned subsidiary”, CNP 68, LLC (the “W42 Controlled Subsidiary”), for an initial purchase price of approximately $1,363,000, which was the initial stated value of our equity interest in the W42 Controlled Subsidiary (the “W42 Investment”). The W42 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing six residential units totaling + / - 6,982 square feet of gross rentable area and + / - 6,000 square feet of net rentable area on a +/- 7,499 square foot lot (the “W42 Property”). Details of this acquisition can be found here.

We increased the balance of the W42 Investment over time to approximately $1,493,000 to complete minor renovations and other required capital items to maintain the asset. The original business plan was to renovate units over time as tenants vacated, which would allow for the backfilling of these units with tenants who would lease the newly renovated units at market rents.  The intention was for this to result in an overall increase in value of the asset over time.  However, during the hold period, only one tenant vacated the premises.  Toward the end of 2021, market conditions became favorable for sale.  Given that less tenants were vacating units than originally underwritten, the decision was made to take advantage of market conditions and sell the asset. On December 30, 2021, the W42 Controlled Subsidiary sold the W42 Property for a sales price of approximately $1,700,000, resulting in an internal rate return on the W42 Investment of approximately 5.7%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 7, 2022